Exhibit 2.1
ASSET PURCHASE AGREEMENT
by and between
GENERAL MILLS, INC.,
and
DIAMOND FOODS, INC.
made as of
August 13, 2008

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Table of Defined Terms

Defined Term	Page
Adjustment	2
Affiliate	18
Agreement	1
Allocation	6
Assignment and Assumption	27
Assumed Liabilities	2
Audited 2008 Financial Statements	6
Audited Statements	8
Building	9
Business	1
Business Books and Records	7
Buyer	1
Buyer Indemnified Parties	30
Buyer Indemnified Party	32
Buyer Losses	30
Cap	31
Claim	32
Closing	2
Closing Date	2
Code	6
Confidential Information	12
Confidential Information	20
Consumer Programs	14
Controlling interest	19
Corn Statement	24
Curves License	20
Deductible	31
Disclosure Schedules	6
Effective Time	2
Encumbrance	4
Environmental Laws	9
Equitable Remedies Exception	7
Excluded Assets	1
Excluded Liabilities	2
Final Pre-Paid Corn Amount	24
Final Purchase Price	3
GAAP	8
GMI Marks	25
Guaranteed Corn Amount	4
Hazardous Materials	9
HSR Act	7
Indemnified Party	32
Indemnifying Party	32
Independent Auditors	3

Defined Term	Page
Intellectual Property	13
International Distributors	21
Inventory	4
Inventory Amount	4
Inventory Statement	2
Key Distributor	22
Key Distributors	22
Knowledge	5
Knowledge of Seller	5
Latest P&L Statement	8
Laws and Orders	18
Losses	30
Marked Materials	26
Material Adverse Effect	5
Merchandise Licenses	26
Notifying Party	32
Objection Notice	3
P&L Statements	8
Parties	1
Party	1
Permitted Encumbrances	10
Person	10
Pre-Paid Amounts	23
Pre-Paid Assets	23
Pre-Paid Corn Adjustment	24
Pre-Paid Corn Amount	5
principal business	19
Product Claims	14
Purchase Price	2
Purchased Assets	1
Purchased Equipment	3
Purchased Intellectual Property	11
Registered Intellectual Property	11
Resolution Period	33
Restricted Parties	18
Seller	1
Seller Indemnified Parties	31
Seller Indemnified Party	32
Seller Losses	31
Seller Restricted Business	18
Settlement Date	6
Target Inventory Amount	2
Threshold	30
Trade Program	14
Transaction Documents	7
Transfer Taxes	24

Defined Term	Page
Transferred Marks	26
Transition Services Agreement	27
Unlimited Indemnification Claims	31
UPC Codes	23
Weaver	9
Exhibits
Exhibit A – Form of Transition Services Agreement
Exhibit B – Form of Bill of Sale
Exhibit C – Form of Assignment and Assumption Agreement
Exhibit D – Form of Limited Warranty Deed
Exhibit E – Form of Microwave Sciences Sublicense
Exhibit F – Form of Sucralose License
Exhibit G-1 – Form of Domain Name Transfer Agreement
Exhibit G-2 – Form of Patent Assignment Agreement
Exhibit G-3 – Form of Trademark Assignment Agreement

v

ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (this “Agreement”), entered into as of August 13, 2008, is made by and between General Mills, Inc., a Delaware corporation (“Seller”), and Diamond Foods, Inc., a Delaware corporation (“Buyer”). Seller and Buyer are sometimes referred to herein collectively as the “Parties” and individually as a “Party.”
     WHEREAS, Seller desires to sell, and Buyer desires to buy, certain assets of Seller related to the manufacturing (through third parties), producing (through third parties), marketing, selling and distribution of microwave popcorn under the brand name “Pop Secret,” (the “Business”), and Buyer is willing to assume certain specified liabilities of Seller, in each case, on the terms and subject to the conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:
ARTICLE I. PURCHASE AND SALE
     1.01 Purchase and Sale of Assets.
          (a) Purchased Assets. At the Closing and on the terms and subject to the conditions set forth in this Agreement, Seller agrees to convey and sell, or cause its wholly-owned subsidiaries to convey and sell, to Buyer, free and clear of all Encumbrances other than Permitted Encumbrances, and Buyer agrees to buy from Seller, all of Seller’s right, title and interest in and to (i) the specified assets which are set forth on Schedule 1.01(a) to this Agreement and (ii) the Pre-Paid Assets to be purchased by Buyer from Seller pursuant to Section 6.03(c) (collectively, the “Purchased Assets”).
          (b) Excluded Assets. All assets of Seller not specifically set forth on Schedule 1.01(a) hereof shall be retained by Seller and are not being acquired by Buyer (the “Excluded Assets”), including, but not limited to, those Excluded Assets which are set forth on Schedule 1.01(b) to this Agreement.
          (c) Assumed Liabilities. Buyer shall assume, and agree to pay, perform and discharge when due, the liabilities and obligations of Seller which are set forth on Schedule 1.01(c) to this Agreement (the “Assumed Liabilities”).
          (d) Excluded Liabilities. Buyer is not assuming, and shall not be deemed to have assumed, any liability or obligation of Seller which is not set forth on Schedule 1.01(c) to this Agreement as an Assumed Liability (the “Excluded Liabilities”), including, but not limited to, the Excluded Liabilities which are set forth on Schedule 1.01(d) to this Agreement.
     1.02 Purchase Price. The aggregate consideration to be paid by Buyer to Seller shall equal one hundred ninety million United States Dollars ($190,000,000) (the “Purchase Price”), subject to the Adjustment as set forth in Section 1.04. Notwithstanding anything to the contrary in this Agreement, the Purchase Price shall not include any Pre-Paid Amounts to be paid from Buyer to Seller pursuant to Section 6.03(c).
     1.03 The Closing.
          (a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Dorsey & Whitney LLP at 50 South Sixth Street, Minneapolis, Minnesota, upon the later of (i) five (5) business days after the date on which the conditions set forth in Article VII have been satisfied or (ii) at such other time or place as may be agreed to by Seller and Buyer. The date on which the Closing occurs is referred to herein as the “Closing Date.” The Closing shall be deemed to be effective as of 12:01 a.m. CST on the Closing Date (the “Effective Time”).
          (b) At the Closing, the Parties shall deliver to each other the documents required to be delivered at the Closing pursuant to Article VII hereof.
     1.04 Purchase Price Adjustment. Following the Closing Date, the Purchase Price shall be adjusted, if at all, as set forth below:
          (a) Seller shall prepare and deliver to Buyer, within 45 days after the Closing Date, a statement of the Inventory Amount (as defined in Section 1.05(a)) as of the Effective Time (the “Inventory Statement”) which shall set forth an adjustment amount determined by calculating (i) the Inventory Amount and (ii) the difference between the Inventory Amount and $9,000,000 (the “Target Inventory Amount”) (such difference (whether positive or negative) being hereinafter referred to as the “Adjustment”). The Inventory Statement, the Inventory Amount and the Adjustment shall be prepared in a manner consistent with the procedures set forth on Schedule 1.04 hereto. During the 45-day period following such initial 45-day period, Seller will provide Buyer with reasonable access to its books and records related to the Business, including records indicating the age of the finished goods inventory, to the extent necessary for Buyer to evaluate the Inventory Statement to determine whether to deliver an Objection Notice. Seller shall give Buyer five (5) business days notice before any physical count of the inventory, which physical count will occur on the Closing Date and at the locations identified on Schedule 1.04 hereto, underlying the Inventory Statement, and Buyer and its outside auditors shall have the right to be present at such physical count of the inventory.
          (b) On or prior to the 45th day following Seller’s delivery of the Inventory Statement, Buyer may give Seller a written notice stating in reasonable detail Buyer’s objections (an “Objection Notice”) to the calculation of the Adjustment. Any Objection Notice shall specify in reasonable detail the dollar amount of any objection and the basis therefor. If Buyer does not give Seller an Objection Notice within such 45-day period, then the Inventory Statement will be conclusive and binding upon the Parties and the Adjustment will be final and binding upon the Parties for purposes of calculating the Purchase Price under this Agreement.
          (c) Following Seller’s receipt of any Objection Notice, Seller and Buyer shall negotiate in good faith to resolve such dispute as promptly as practicable. In the event that such negotiations result in a resolution of the dispute, Seller and Buyer shall agree in writing to an Adjustment that shall be binding as to all Parties. In the event that Seller and Buyer fail to agree on any of Buyer’s proposed adjustments set forth in the Objection Notice within 30 days after Seller’s receipt of the Objection Notice (or such longer period as Seller and Buyer may mutually agree in writing), Seller and Buyer agree that a mutually acceptable accounting firm of nationally recognized standing (the “Independent Auditors”) shall, within the 30-day period immediately following referral of the Inventory Statement and Objection Notice to the Independent Auditors, make the final determination of the Adjustment in accordance with the terms of this Agreement. Seller and Buyer each shall provide the Independent Auditors with their respective determinations of the Adjustment and the Independent Auditors shall only review and rely upon those items set forth in the Objection Notice and any responses by Seller to such Objection Notice. The Independent Auditors shall make an independent determination of only those items set forth in the Objection Notice and not resolved by the mutual agreement of the Parties. Based on such determination, the Independent Auditors shall determine the resulting Adjustment that shall be final and binding on Seller and Buyer; provided that such independent determination shall be within the range created by Seller’s and Buyer’s proposals set forth in the Adjustment and the Objection Notice. If the Independent Auditors’ determination of any Adjustment is outside of the range proposed by Seller and Buyer in the Inventory Statement and the Objection Notice, then the Party whose proposed Adjustment was closer to that of the Independent Auditors shall be final and binding on Seller and Buyer.
          (d) Promptly after the Inventory Statement and the Adjustment are finally determined and become final and binding on the Parties under this Section 1.04, Seller or the Independent Auditors (if applicable) shall recalculate the Purchase Price by adding such final and binding determination of the Adjustment (which for the avoidance of doubt may be positive or negative) to the Purchase Price (the result of such recalculation being referred to herein as the “Final Purchase Price”). If the Final Purchase Price exceeds the Purchase Price (i.e., because the Adjustment was positive) by an amount greater than $200,000, then Buyer shall pay to Seller, within seven (7) business days following the Settlement Date, an amount equal to the full amount by which the Final Purchase Price exceeds the Purchase Price. If the Purchase Price exceeds the Final Purchase Price (i.e., because the Adjustment was negative) by an amount greater than $200,000, then Seller shall pay to Buyer, within seven (7) business days following the Settlement Date, an amount equal to the full amount by which the Purchase Price exceeds the Final Purchase Price. If the difference between the Final Purchase Price and the Purchase Price is less than or equal to $200,000, whether positive or negative, then the Final Purchase Price shall be deemed to be equal to the Purchase Price for purposes of this Agreement and no further payment shall be due from any Party to the others under this Section 1.04.
          (e) If a payment is made by any Party pursuant to Section 1.04(d), the fees, costs and expenses of the Independent Auditors shall be paid by the Party making such payment. If no payment is due pursuant to Section 1.04(d), one half of the fees, costs and expenses of the Independent Auditors shall be paid by each of Buyer and Seller.
     1.05 Certain Definitions. As used in this Agreement:
          (a) “Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the receipt of any income derived from such asset, (ii) the use of such asset, and (iii) the possession, exercise or transfer of any other attribute of ownership of such asset).
          (b) “Guaranteed Corn Amount” shall be included in the Purchase Price and shall mean an amount of raw material corn with a value, as of the Effective Time which approximates the amount of raw material corn necessary for one month of production in accordance with the past practices of the Business. The Guaranteed Corn Amount is set forth on Schedule 1.05 hereto. The value of the raw material corn, for purposes of calculating the Guaranteed Corn Amount, shall be based on the prices set forth in the 2007 Weaver Crop Contract and the amount of raw material corn shall be determined in a manner consistent with the procedures set forth on Schedule 1.04.
          (c) “Inventory Amount” shall mean the physical quantity, determined as of the Effective Time, multiplied by the appropriate price therefor, of all raw materials (including the Guaranteed Corn Amount, the appropriate price for which shall be the price set forth in the 2007 Weaver Crop Contract, but excluding the Pre-Paid Corn Amount), work in process, finished goods having at least 50% of the Standard Shelf Life for such finished goods and non-obsolete packaging materials of Seller relating to the Business and included in the Purchased Assets (the “Inventory”). The total value of the Inventory Amount shall be determined in a manner consistent with the procedures set forth on Schedule 1.04 hereto. The Inventory Amount shall not include any Pre-Paid Amounts to be paid by Buyer to Seller in accordance with Section 6.03(c). As used herein, the “Standard Shelf Life” of finished goods shall be such shelf life identified in accordance with the Seller’s policies in effect as of the date of this Agreement. The Standard Shelf Life for all finished goods is set forth on Schedule 1.04.
          (d) “Knowledge of Seller” or Seller’s “Knowledge” means the knowledge of the following persons, with respect to their respective areas of expertise except for those persons listed in clauses (xiii) through (xvi), whose knowledge shall not be limited any particular area with respect to Seller: (i) Kim Nelson (President of the division containing the Business), (ii) Beth Shuman (Director of Financial Operations of the division containing the Business), (iii) Billie Fienhage (Director of Operations of the division containing the Business), (iv) Howard Riebling (former Trade Director of the division containing the Business), (v) Greg Kaihoi (Seller’s Chief Trademark Counsel), (vi) Douglas Taylor (Seller’s Chief Patent Counsel), (vii) John O’Toole (Seller’s Senior Patent Counsel), (viii) Al Rodrigues (Director of Alliances), (ix) Steve Woo (corn sourcing and purchasing), (x) Mike Wrobel (other sourcing), (xi) Helen Kurtz (Director of Marketing), (xii) Judy Dudziak (Research & Development), (xiii) Cam Hoang (Counsel and Assistant Secretary), (xiv) Deborah Grocholski (Associate General Counsel), (xv) Laura Calhoun (Corporate Development) and (xvi) Clayton Rudolph (Corporate Development).
          (e) “Material Adverse Effect” means any change, development, occurrence, effect or condition that, individually or in the aggregate, has had, or is reasonably likely to have, a material and adverse effect on the Purchased Assets, Assumed Liabilities, financial condition or results of operations of the Business; provided that, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions in the United States (to the extent that any such change, event, development or effect does not have a disproportionate effect on the

Business as compared to its competitors), (2) changes in the food industry in general (to the extent that any such change, event, development or effect does not have a disproportionate effect on the Business as compared to its competitors), (3) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental authority (to the extent that any such change, is not applicable or binding uniquely or disproportionately on the Business), (4) the taking of any action contemplated or required to be taken by the terms of this Agreement and the other agreements contemplated hereby or otherwise taken at Buyer’s request and/or (5) the subsequent public announcement of the transactions contemplated by this Agreement or any of the other agreements contemplated hereby.
          (f) “Pre-Paid Corn Amount” shall not be included in the Purchase Price and shall mean the value, as of the Effective Time, of the raw material corn purchased by Seller under the 2007 Weaver Crop Contract (the “Weaver Pre-Paid Corn”), minus the Guaranteed Corn Amount. The value of the raw material corn, for purposes of calculating the Pre-Paid Corn Amount, shall be based on the prices set forth in the 2007 Weaver Crop Contract and the amount of raw material corn to be valued shall be determined in a manner consistent with the procedures set forth on Schedule 1.04. The amount of Weaver Pre-Paid Corn and the calculation of the Prepaid Corn Amount are set forth on Schedule 1.05. The Pre-Paid Corn Amount shall be paid by Buyer to Seller in accordance with Section 6.03(c).
          (g) “Settlement Date” shall mean the date on which the Inventory Statement and Adjustment are finally determined pursuant to Section 1.04.
     1.06 Allocation. Within sixty (60) days following the Closing Date, or, if the May 25, 2008 audited financial statements related to the Business (the “Audited 2008 Financial Statements”) have not been delivered by Seller to Buyer within the sixty (60) days following the Closing Date, then within five (5) days of delivery of the Audited 2008 Financial Statements by Seller to Buyer, Buyer and Seller shall in good faith agree upon an allocation of the Purchase Price among the Purchased Assets in accordance with Section 1060 of the Interval Revenue Code of 1986, as amended and the Treasury regulations thereunder (the “Code”) and any similar provision of state, local or foreign law, as applicable (the “Allocation”). In the event that Buyer and Seller cannot agree upon the Allocation within such period, all items of disagreement shall be submitted to an Independent Auditor for resolution, whose determination shall be provided with 30 days following submission and shall be final and binding on Seller and Buyer. The fees and expenses of the Independent Auditor shall be paid one-half each by Buyer and Seller in such event. In the event that that the Final Purchase Price has not been determined in accordance with Section 1.04 by the later of sixty (60) days following the Closing Date or five (5) days after the delivery of the Audited 2008 Financial Statements, the Allocation shall remain subject to adjustment. The Parties shall file their respective Tax returns (including, but not limited to, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with the Allocation, and no party shall take any position (whether in audits, tax returns or otherwise) that is inconsistent with the Allocation unless required to do so by applicable law. Buyer and Seller each agree to provide the other a copy of their Form 8594 promptly after the filing thereof.

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller hereby represents and warrants to Buyer that, except as set forth in the disclosure schedules delivered by Seller to Buyer (the “Disclosure Schedules”) (which Disclosure Schedules set forth the exceptions to the representations and warranties contained in this Article II under captions referencing the sections and subsections, if any, of this Agreement to which such exceptions apply; provided, however, that disclosure of any fact or item in the Disclosure Schedules shall, should the existence of such fact or item be reasonably applicable from the actual text of such disclosure to another section or subsection of this Agreement, such disclosure shall also be deemed disclosed with respect to such other section of this Agreement) (representations set forth in the Disclosure Schedules shall be deemed to be representations and warranties made under this Agreement for all purposes hereunder):
     2.01 Formation and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has the requisite power and authority to enter into this Agreement and any other agreement, contract or instrument to be delivered and/or entered into in connection with the transactions contemplated by this Agreement (collectively, along with this Agreement, the “Transaction Documents”) to which it is a party and perform its obligations hereunder and thereunder.
     2.02 Execution, Delivery; Valid and Binding Agreement. The execution, delivery and performance by Seller of this Agreement and any other Transaction Document to which it is a party has been duly and validly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Seller and this Agreement is, and each other Transaction Document to which Seller is a party, when executed and delivered by or on behalf of Seller and the other parties thereto, shall constitute the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium, arrangement, fraudulent transfer or other similar law affecting creditors’ rights generally, and subject to principles of equity as would customarily be applied by a judicial body acting in equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, laches, election of remedies, estoppel and other similar doctrines affecting the enforceability of agreements generally, regardless of whether considered in a proceeding in equity or at law (the foregoing list of exceptions is hereinafter referred to as the “Equitable Remedies Exception”).
     2.03 No Breach. The execution, delivery and performance by Seller of this Agreement and any other Transaction Document to which it is a party and the consummation of the transactions contemplated hereby or thereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, result in the creation of a right of termination or acceleration or any Encumbrance upon the Purchased Assets under the provisions of the certificate of incorporation or bylaws of Seller or any of its Affiliates, or any indenture, mortgage, lease, loan agreement, supply agreement or other agreement or instrument by which Seller is bound or affected, or any law, statute, rule or regulation or order, judgment or decree to which Seller, the Business (as operated by Seller), or a Purchased Asset is subject, except (i) as set forth on Section 2.03 of the Disclosure Schedules and (ii) as would not reasonably be expected to prohibit or materially delay the closing of the transactions contemplated by this Agreement.

     2.04 Governmental Authority; Consents. Seller is not required to submit any report or other filing with any governmental authority in connection with the execution or delivery by it of this Agreement or any other Transaction Document to which it is a party or the consummation of the transactions contemplated hereby or thereby, or performance of its obligations hereunder or thereunder, and no consent, approval or authorization of any governmental or regulatory authority is required to be obtained by Seller in connection with its execution, delivery and performance of this Agreement or any other Transaction Document to which it is a party or the transactions contemplated hereby or thereby, except (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or (ii) as would not reasonably be expected to prohibit or materially delay the closing of the transactions contemplated by this Agreement.
     2.05 Financial Statements; Absence of Certain Changes.
          (a) Attached as Section 2.05(a) of the Disclosure Schedules are copies of the audited statements of net assets and the related profit and loss statements relating to the Business as of May 28, 2006 and May 27, 2007 (the “Audited Statements”), and the unaudited profit and loss statements relating to the Business as of May 25, 2008 (the “Latest P&L Statement” and, together with the Audited Statements, the “P&L Statements”). The Audited Statements (i) are derived from the books and records of Seller, (ii) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), consistently applied by Seller and (iii) fairly present, in all material respects, the revenues and expenses of the Business (excluding income tax expenses and interest expense on corporate borrowings) for the periods indicated in such statements. The Latest P&L Statement (i) is derived from the books and records of Seller and (ii) fairly presents, in all material respects, the revenues and direct expenses of the Business (excluding income tax expenses and interest expense on corporate borrowings) for the periods indicated in such statement. The Latest P&L Statement does not include certain expenses related to the operation of the Business such as indirect or allocated corporate expenses.
          (b) Since May 26, 2008, Seller has conducted the Business only in the ordinary course consistent with past practice and (i) there has not occurred a Material Adverse Effect on the Business, (ii) the Business has not made or entered into any contract or letter of intent with respect to any acquisition, sale or transfer of any Purchased Asset other than in the ordinary course of the Business, (iii) except as required by GAAP, there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by Seller in connection with the Business, (iv) Seller, in connection with the Business, has not entered into, amended or terminated any of the Purchased Contracts other than customer purchase orders, vendor purchase orders and Trade Programs and Consumer Programs, each of which may be entered into, amended or terminated in the ordinary course of the Business, and the supply agreement set forth on Section 2.05(b) of the Disclosure Schedules, which may be entered into on substantially the terms set forth on Section 2.05(b) of the Disclosure Schedules and there has not occurred any default under any of the Purchased Contracts, (v) Seller, in connection with the Business, has not made any material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers and (vi) there has been no material damage, destruction or loss with regard to the Purchased Equipment, whether or not covered by insurance.

     2.06 Title to Inventory and Purchased Equipment.
          (a) Except as described in Section 2.06 of the Disclosure Schedules, as of the date hereof, Seller or its wholly owned subsidiaries own good and marketable title to the Inventory, Weaver Pre-Paid Corn and Purchased Equipment, free of all Encumbrances, other than Permitted Encumbrances. As of the Closing Date, Seller or its wholly owned subsidiaries will own good and marketable title to the Inventory, Purchased Equipment and Building, free of all Encumbrances, other than Permitted Encumbrances.
     (b) Environmental Matters.
     (i) As used in this Agreement, the following terms shall have the meanings indicated below:
     (A) “Building” shall mean the facility located at 406 West Landess St., Van Buren, Indiana 46691.
     (B) “Environmental Laws” shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants.
     (C) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental Laws, but excludes office and janitorial supplies properly maintained.
     (ii) With respect to the Building, (i) as of the Effective Time, Seller will have good and marketable fee simple, title, free and clear of all Encumbrances other than Permitted Encumbrances, (ii) Seller has not leased or otherwise granted to any Person, other than Weaver Popcorn Company, Inc. (“Weaver”), the right to use or occupy the Building or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase the Building or any portion thereof or interest therein, and (iv) there is no condemnation or other proceeding in eminent domain pending or, to Seller’s Knowledge, threatened, affecting the Building or any portion thereof or interest therein.
     (iii) (A) To Seller’s Knowledge, all Hazardous Materials and wastes produced or used by the Business in the past three (3) years have been disposed of in accordance in all material respects with all Environmental Laws; (B) within the past three (3) years, Seller has not received any written notice of any noncompliance of the Building or its present operations with Environmental Laws; (C) to Seller’s Knowledge, no notices, administrative actions or suits are pending or threatened relating to an actual or alleged violation of any applicable Environmental Laws by Seller in connection with the Business; (D) to Seller’s Knowledge, Seller is not a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local or foreign laws in connection with the Business; (E) to Seller’s Knowledge, there have not been in the past three (3) years, and are not now, any Hazardous Materials on, under or migrating to or from the Building; (F) to Seller’s Knowledge, there have not been in the past three (3) years, and are not now, any underground tanks or underground improvements at, on or under the Building, including treatment or storage tanks, sumps, or water, gas or oil wells; and (G) within the past three (3) years, to Seller’s Knowledge, the Building and Seller’s uses and activities therein have materially complied with all Environmental Laws
          (c) For purposes of this Agreement, “Permitted Encumbrances” means (i) Encumbrances for Taxes (and assessments and other governmental charges or levies) not yet due and payable or being contested in good faith by appropriate proceedings; (ii) warehousemen’s, mechanic’s, materialmen’s, landlord’s, carriers’ liens or other like Encumbrances (including such Encumbrances created by operation of law); (iii) any Encumbrances expressly created under the provisions of this Agreement or any other Transaction Document; and (iv) such other imperfections in title, charges, restrictions or other encumbrances which do not materially detract from, materially diminish the value of or materially interfere with the present use of the affected property.
     2.07 Contracts and Commitments.
          (a) Seller has delivered to Buyer a correct and complete copy of each Purchased Contract set forth on Schedule 1.01(a)(1) and a written summary of each oral Purchased Contract referred to in Schedule 1.01(a)(1). With respect to each Purchased Contract:
     (i) the Purchased Contract is valid and enforceable against Seller, and, to the Knowledge of Seller, against each other individual, corporation, partnership, association, limited liability company, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) (each, a “ Person”) party thereto, subject to the Equitable Remedies Exception;
     (ii) neither Seller nor, to the Knowledge of Seller, any other party is in material breach of any Purchased Contract; and
     (iii) Seller has not and, to its Knowledge, no other party has repudiated any provision of any Purchased Contract.
          (b) Except for customer purchase orders accepted in the ordinary course of the Business, Seller is not party to or bound by any material distributor, dealer, sales representative or other similar contract relating to the Business in the United States, other than those that can be terminated on thirty (30) days notice without penalty.
          (c) Except as set forth on Section 2.07(c) of the Disclosure Schedules, neither Seller nor any of its Affiliates is bound to or bound by any of the following contracts:
     (i) any contract material to the Business or Purchased Assets under which (A) any Intellectual Property licenses are granted to Seller or its Affiliates (other than licenses to Seller of off-the-shelf software available at retail), (B) any covenants not to sue are granted to Seller or its Affiliates, or (C) any rights or options to acquire Intellectual Property (by license or otherwise) are granted to Seller or its Affiliates;
     (ii) any contract material to the Business or Purchased Assets under which (A) any Intellectual Property licenses are granted by Seller or its Affiliates (or are obligated to be granted by Seller or its Affiliates), (B) any covenants not to sue are granted by Seller or its Affiliates, or (C) any rights or options to acquire Intellectual Property (by license or otherwise) are granted by Seller or its Affiliates; and
     (iii) any contract (A) concerning nonsolicitation of customers of the Business; (B) that would limit the freedom, immediately after the Closing, of a purchaser of the Purchased Assets to engage, participate or compete with any other Person in any line of business, or to make use of any Purchased Intellectual Property in the United States and/or Canada; or (C) granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person in the United States and/or Canada, which terms would be applicable to a purchaser of the Purchased Assets immediately after the Closing.
     2.08 Intellectual Property Rights.
          (a) Schedule 1.01(a)(6)(a), (b), and (c) lists all United States, international and foreign patents, patent applications, registered trademarks and service marks, trademark and service mark applications, intent to use applications, or other applications or registrations related to trademarks and service marks, corporate names, registered copyrights, copyright applications and domain names owned by, filed in the name of, assigned to or applied for by, Seller that are used exclusively in connection with the Business, whether alone or jointly with any other Person, in each case listing, as applicable, (i) the jurisdiction where the registration is located, (ii) the patent or registration number, (iii) in the case of any jointly-owned Registered Intellectual Property, the name(s) of any other joint owner(s), and (iv) except as set forth on Section 2.08(a)(iv) of the Disclosure Schedules, there are no actions that must be taken by Buyer within ninety (90) days after the Effective Time for (A) the payment of any registration, maintenance or renewal fees or (B) the filing of any documents, applications or certificates for purposes of prosecuting, continuing (through the filing of a request for continued examination, continuation or continuation-in-part patent application), maintaining, perfecting or preserving or renewing any rights in the foregoing Intellectual Property (collectively, the “Registered Intellectual Property”). The Registered Intellectual Property and the Unregistered Intellectual Property together constitute the “Purchased Intellectual Property.” The Purchased Intellectual Property is, to the Knowledge of Seller, valid and enforceable, subject to the Equitable Remedies Exception, by Seller (or in the case of applications, applied for). All necessary registration, maintenance and renewal fees due on or prior to the Effective Time in connection with the Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with the Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of filing or maintaining such Registered Intellectual Property. No interference, opposition, reissue, reexamination, or other proceeding of any nature (other than prosecution by Seller of applications and registrations for Registered Intellectual Property before the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions) is pending or, to Seller’s Knowledge, threatened, in which the scope, validity, or enforceability of any Registered Intellectual Property is being contested or challenged.
          (b) Seller exclusively owns all right, title and interest in and to the Purchased Intellectual Property, free and clear of all Encumbrances, except Permitted Encumbrances. Seller has not transferred ownership of any Purchased Intellectual Property to any other Person.
          (c) To the Knowledge of Seller, no Person is infringing or misappropriating any Purchased Intellectual Property. Neither Seller nor, to Seller’s Knowledge, any of its Affiliates has received written notice of any claim by any third party contesting the validity of any Purchased Intellectual Property which is currently outstanding. Neither Seller, nor, to Seller’s Knowledge, any of its Affiliates has received written notice of any claim of an infringement, misappropriation or violation by Seller or its Affiliates of any Intellectual Property rights of any third parties relating to the Business or the Purchased Assets. Neither Seller nor, to Seller’s Knowledge, any of its Affiliates has received written notice that Seller has infringed, misappropriated or otherwise violated any such Intellectual Property rights and, to Seller’s Knowledge, the operation of the Business as (i) currently conducted and (ii) planned to be conducted with respect to the items set forth on Section 2.08(c)(ii) of the Disclosure Schedules does not infringe or misappropriate any third party Intellectual Property right.
          (d) Seller has taken reasonable steps, consistent with the protections utilized by Seller to protect the same type of information in the ordinary course of Seller’s business, to protect their rights in the material confidential information and trade secrets constituting the Purchased Intellectual Property (“Confidential Information”). To the Knowledge of Seller, Seller has not experienced any material breach of security or otherwise unauthorized access by third parties to the Confidential Information, including any personally identifiable information, in the possession, custody or control of Seller.
          (e) There are no royalties, honoraria, fees or other payments payable by Seller or any of its Affiliates to any Person (other than salaries or other payments payable to employees, consultants or independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, license-out, sale, marketing, advertising or disposition of any Purchased Intellectual Property.
          (f) Seller has complied, in all material respects, with all applicable Laws and Orders and their respective internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected in connection with the Business by Seller or by third parties having authorized access to the records of Seller. The execution, delivery and performance of this Agreement and the Transaction Documents, will comply, in all material respects, with all applicable Laws and Orders relating to privacy and with Seller’s privacy policies.
          (g) For purposes of this Agreement, the term “Intellectual Property” means any or all of the following and all rights in, arising out of or associated therewith anywhere in the world: all patents (including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof) and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, utility models and utility model rights, copyrights, mask work rights, brand names, trade dress, product designs, product packaging, business and product names, logos, slogans, rights of publicity, trade secrets, inventions (whether patentable or not), invention disclosures, improvements, processes, formulae, industrial models, processes, designs, specifications, technology, methodologies, computer software (including all source code and object code), firmware, development tools, flow charts, annotations, all Web addresses, sites and domain names, all data bases and data collections and all rights therein, any other confidential and proprietary right or information, whether or not subject to statutory registration, and all related technical information, manufacturing, engineering and technical drawings, know how and all pending applications for and registrations of (and all rights to apply for and register) patents, utility models, trademarks, service marks and copyrights, and the right to sue for past infringement, if any, in connection with any of the foregoing.
     2.09 Litigation. Except as set forth on Section 2.09 of the Disclosure Schedules, Seller is not (a) a party to any litigation, proceeding or administrative investigation related to the Business or the Purchased Assets, and no such action is pending or, to the Knowledge of Seller, threatened against Seller that involves the Business or the Purchased Assets; and (b) subject to any outstanding order, writ, injunction, judgment or decree of any court, government, governmental or other regulatory body or arbitration against or affecting the Business, the Purchased Assets or the transactions contemplated by this Agreement or the Transaction Documents.
     2.10 Permits. The conduct of the Business as currently conducted does not require Seller to hold any material licenses, permits or certificates from any federal, state, local and foreign authorities (including, without limitation, federal and state agencies regulating occupational health and safety, and, to Seller’s Knowledge, permits for the ownership of the Building), except as disclosed in Section 2.10 of the Disclosure Schedules.
     2.11 Inventory. Except as set forth in Section 2.11 of the Disclosure Schedules, the Inventory and Weaver Pre-Paid Corn being purchased by Buyer from Seller pursuant to this Agreement consists of items of a quality and quantity usable and, with respect to finished goods only, saleable in each case, in the ordinary course of business. Except as set forth in Section 2.11 of the Disclosure Schedules, none of the Inventory or Weaver Pre-Paid Corn is obsolete, damaged or defective. Section 2.11 of the Disclosure Schedules identifies the amount of finished goods inventory having less than 50% of such inventory’s Standard Shelf Life as of the date of this Agreement. All of the Inventory and Weaver Pre-Paid Corn complies in all material respects with any and all applicable federal and state labeling requirements and may be shipped in interstate commerce in accordance with the Federal Food, Drug and Cosmetic Act, as amended.
     2.12 Brokerage. Except for Lehman Brothers Holdings, Inc., no third party shall be entitled to receive from Seller any brokerage commission, finder’s fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, contract or agreement made by or on behalf of Seller.
     2.13 Product Recall. Except as set forth on Section 2.13 of the Disclosure Schedules, during the last five (5) years, Seller has not effected a recall or withdrawal of any of its products related to the Business for health, safety or similar reasons, and to the Knowledge of Seller, no facts have existed that, if known by the applicable governmental authority, would have resulted in such a recall or withdrawal. All of the products sold by Seller in connection with the Business during the last five (5) years have been in material compliance with any and all applicable federal and state labeling requirements. Except as set forth on Section 2.13 of the Disclosure Schedules, none of the products sold by Seller in connection with the Business during the last five (5) years have been the subject of any material claim from a third party for personal injury allegedly due and owing as a result of the use, application, malfunction or defect of such a product (“Product Claims”).
     2.14 Customers and Suppliers. Section 2.14 of the Disclosure Schedules lists (a) twenty (20) largest customers of the Business in terms of sales during the fiscal 12-month periods ended May 25, 2008, May 27, 2007 and May 28, 2006, and (b) the ten (10) largest suppliers of the Business during the fiscal 12-month periods ended May 25, 2008 and May 27, 2007, together with the aggregate amount of the sales made to each such customer and purchases made from each such supplier during such periods. Except as set forth on Schedule 2.14, none of the customers or suppliers of the Business as of May 25, 2008, as listed on Schedule 2.14, has given Seller written notice of termination or intent to terminate its relationship with Seller or, since the date of the Latest P&L Statement, materially reduced or materially adversely (with respect to the Business) changed the pricing or other terms of its business with Seller, and to the Knowledge of Seller, no such customer or supplier has threatened any such action.
     2.15 Trade and Consumer Programs. Section 2.15 of the Disclosure Schedules contains an accurate list of all consumer-oriented marketing programs of the Business under which Seller has current or future obligations (collectively, the “Consumer Programs”) and includes a description of each such Consumer Program, the duration of such Consumer Program and an estimate of Seller’s obligations thereunder. Section 2.15 of the Disclosure Schedules contains a summary of the trade program with customers of the Business (the “Trade Program”), including a description of the Trade Program, the duration of the Trade Program and the estimated cost of the Trade Program.
     2.16 Sufficiency of Purchased Assets. Except as set forth on Section 2.16 of the Disclosure Schedules, the Purchased Assets include all of the assets, properties, rights and Intellectual Property used by Seller or any of its Affiliates in the conduct of the Business and, with respect to the item set forth on Section 2.08(c)(ii)(1) of the Disclosure Schedules, intended to be conducted by Seller prior to the Closing Date. Except as set forth on Section 2.16 of the Disclosure Schedules, on the Closing Date, the Purchased Assets, together with (a) the services to be provided by Seller to Buyer under the Transition Services Agreement, (b) the services to be provided by Weaver to Buyer under the Weaver Co-Pack Agreement, the Weaver Consent and the related Weaver agreements set forth on Schedule 1.01(a), and (c) the services that have been provided to Seller by Olmarc Packaging Company under the Olmarc Co-Pack Arrangement, shall be sufficient in all material respects to permit Buyer to conduct the Business consistent with the manner in which the Business was conducted by Seller and, with respect to the item set forth on Section 2.08(c)(ii)(1) of the Disclosure Schedules, intended to be conducted by Seller prior to the Closing Date.

     2.17 No Other Representations. Seller has not made nor shall it be deemed to have made to Buyer any representation or warranty other than as expressly made in Article II of this Agreement and the Disclosure Schedules. In particular, without limiting the generality of this Section 2.17, Seller does not make any representation or warranty with respect to (a) any estimates, predictions, projections or forecasts, or any budgets, previously delivered or made available to Buyer concerning future revenues, expenses, expenditures or results of operations of the Business or (b) any other information or documents made available to Buyer or its representatives prior to or after the date hereof with respect to Seller, the Business or the Purchased Assets, except as expressly covered in Article II of this Agreement and the Disclosure Schedules.
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer hereby represents and warrants to Seller, as of the date hereof, that:
     3.01 Formation and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has the requisite power and authority to enter into this Agreement and any other Transaction Document to which it is a party and perform its obligations hereunder and thereunder.
     3.02 Execution, Delivery; Valid and Binding Agreement. The execution, delivery and performance by Buyer of this Agreement and any other Transaction Document to which it is a party has been duly and validly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Buyer and this Agreement is, and each other Transaction Document to which it is a party, when executed and delivered by or on behalf of the other parties thereto, shall constitute the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Equitable Remedies Exception.
     3.03 No Breach. The execution, delivery and performance by Buyer of this Agreement and any other Transaction Document to which it is a party and the consummation of the transactions contemplated thereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, result in the creation of a right of termination or acceleration or any Encumbrance upon any assets of Buyer under the provisions of the articles of incorporation, bylaws or similar charter documents of Buyer or any indenture, mortgage, lease, loan agreement or other agreement or instrument by which Buyer is bound or affected, or any law, statute, rule or regulation or order, judgment or decree to which Buyer is subject.
     3.04 Governmental Authorities; Consents. Buyer is not required to submit any notice, report, or other filing with any governmental authority in connection with the execution or delivery by it of this Agreement or any other Transaction Document to which it is a party or the consummation of the transactions contemplated hereby or thereby, or performance of its obligations hereunder or thereunder, and no consent, approval or authorization of any governmental or regulatory authority or any other party or Person is required to be obtained by Buyer in connection with its execution, delivery and performance of this Agreement or any other Transaction Document to which it is a party or the transactions contemplated hereby or thereby, except in connection with the applicable requirements of the HSR Act and any required consent, approval, authorization, permit, filing or notification pursuant to applicable foreign merger control or competition laws.
     3.05 No Litigation. There is no lawsuit, claim, action, proceeding or investigation pending or, to the knowledge of Buyer, threatened against Buyer, its properties or businesses, which could reasonably be expected to materially delay or otherwise materially and adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement or any other Transaction Document to which it is a party or otherwise to perform its obligations hereunder or thereunder.
     3.06 Financial Ability. Buyer has delivered to Seller, on or prior to the date hereof, evidence satisfactory to Seller of Buyer’s ability to pay the Purchase Price and any Pre-Paid Amounts in full at the Closing, along with any Adjustment that may become due thereafter. Buyer will have, as of the Closing, immediately available funds sufficient to consummate the transactions contemplated by this Agreement.
     3.07 Brokerage. No third party shall be entitled to receive from Buyer any brokerage commission, finder’s fee, fee for financial advisory services (except for a fairness opinion) or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, contract or agreement made by or on behalf of Buyer.
     3.08 Acknowledgements by Buyer. In determining to proceed with the transactions contemplated by this Agreement, Buyer acknowledges that Buyer has not relied on Seller with respect to any matter in connection with Buyer’s evaluation of the Business and Purchased Assets other than the representations and warranties of Seller specifically set forth in Article II of this Agreement and the Disclosure Schedules; provided, however, that nothing contained in this Section 3.08 shall limit or serve as a waiver of Seller’s representations and warranties set forth in Article II of this Agreement or the Disclosure Schedules.
ARTICLE IV. COVENANTS OF SELLER
     4.01 Conduct of the Business. From the date hereof to the Closing Date (or earlier date if this Agreement is terminated pursuant to Section 8.01 hereof), Seller and its Affiliates shall, except as required in connection with the transactions contemplated by this Agreement and except as otherwise set forth in, or expressly permitted or contemplated by, this Agreement, disclosed in the Disclosure Schedules hereto or consented to in writing by Buyer:
          (a) Carry on the Business in the ordinary course, including with respect to the purchase of Inventory and the conduct of Trade Programs and Consumer Programs, consistent with Seller’s past practice and in substantially the same manner as previously conducted;
          (b) Not sell, or grant options, warrants or rights to purchase, the Business or any of the Purchased Assets other than in the ordinary course of the Business;
          (c) Not enter into, amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, any of the Purchased Contracts other than in the ordinary course of the Business;

          (d) Use commercially reasonable efforts to (i) preserve intact the present business organization, contractual and other arrangements of the Business (ii) maintain existing business relationships with customers, suppliers and distributors of or to the Business in the ordinary course of the Business and (iii) continue all current sales, service, marketing, promotional and product development activities relating to the Business in the ordinary course of the Business;
          (e) Except to the extent required by applicable law, other than in the ordinary course of Business and consistent with past practice, (i) cause the Business Books and Records to be maintained in the usual, regular and ordinary manner, and (ii) not permit any change in any accounting, financial reporting, credit policies, or allowance policies that would adversely affect the Business or the Purchased Assets, or materially increase the Assumed Liabilities;
          (f) Continue in full force and effect all material insurance policies (or comparable insurance policies) insuring the Business and the Purchased Assets;
          (g) Comply in all material respects with any applicable law, statute, rule, regulation, ordinance, extension order, or other pronouncement having the effect of law of the United States, any foreign country or any U.S. or foreign state, county, city or other political subdivision of any Governmental Body applicable and material to the Business (“Laws and Orders”), and promptly following receipt thereof deliver to Buyer copies of any written notice received from any Governmental Body or other Person alleging any violation of any such Law or Order;
          (h) Not acquire, lease, license or dispose of or agree to acquire, lease, license or dispose of any assets that would constitute Purchased Assets hereunder, other than in the ordinary course of business consistent with past practice, or create or incur any Encumbrance, other than a Permitted Encumbrance, on any assets that would constitute Purchased Assets hereunder;
          (i) Not violate, breach or default in any material respect under, or take or fail to take any action that (with or without notice or lapse of time or both) would constitute a material violation or breach of, or material default under, any term or provision of any Purchased Contract;
          (j) Not engage in any transaction with respect to the Business with any Affiliate of Seller that will remain in effect after the Effective Time;
          (k) Not make capital expenditures or commitments for capital expenditures related solely to the Business, including but not limited to additions to property, plant or equipment constituting capital assets other than in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000;
          (l) Take the actions set forth on Schedule 4.01(l); and
          (m) Not enter into any contract or understanding to do or engage in any of the foregoing items set forth in this Section 4.01.

     4.02 Noncompetition Agreement of Seller.
          (a) As an inducement for Buyer to enter into this Agreement and to assist Buyer to realize the benefits of the transactions contemplated hereby, for a period of five (5) years from the Closing Date, (i) neither Seller nor any Person directly or indirectly controlled by or under direct or indirect common control with Seller at any such time (each, an “Affiliate” and collectively with Seller, the “Restricted Parties”) will directly or indirectly engage in the business of manufacturing, producing, marketing, selling or distributing microwave popcorn, or other products whose principal ingredient is popped popcorn, in each case, that is packaged for sale to end-use consumers in the United States and Canada. (the “Seller Restricted Business”) and (ii) no Restricted Party will acquire a controlling interest in or take an active part in the management of an entity whose principal business is a Seller Restricted Business. The term “principal business” as used herein shall mean any business in which the North American revenues for microwave popcorn, or other products whose principal ingredient is popped popcorn, are more than 25% of the total annual revenue of the subject entity. “Controlling interest” of an entity shall mean the direct or indirect ownership of fifty percent (50%) or more of the ownership interests of such entity
          (b) The Parties intend that each of the covenants contained in this Section 4.02 shall be construed as a series of separate covenants, one for each state of the United States and each county of each state of the United States (and the equivalent subdivisions of any country outside of the United States). Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in the preceding subsections of this Section 4.02. If, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants (or any part thereof) deemed included in those subsections, then such unenforceable covenant (or such part) shall be deemed eliminated from this Agreement for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of this Section 4.02 should ever be deemed to exceed the time or geographic limitations, or the scope of this covenant, permitted by applicable law, then such provisions shall be reformed to the maximum time or geographic limitations, as the case may be, permitted by applicable laws. The unenforceability of any covenant in this Section 4.02 shall not preclude the enforcement of any other of said covenants or provisions or of any other obligation of Seller or Buyer hereunder, and the existence of any claim or cause of action of Seller or Buyer against the other whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Seller or Buyer of any of said covenants.
          (c) Seller acknowledges that Buyer has required that Seller make the agreements in this Section 4.02 as a condition to Buyer’s willingness to consummate the transactions contemplated by this Agreement. It is understood and agreed that damages will be an inadequate remedy in the event of a breach by any Restricted Party of any of the covenants of such Restricted Party, in this Section 4.02, and that any such breach may cause Buyer irreparable injury and damage. Accordingly, in addition to any relief at law that may be available to Buyer for such violation or breach, Seller agrees that Buyer shall be entitled, without waiving any additional rights or remedies otherwise available to Buyer, and without the posting of any bond or other security, to injunctive and other such equitable relief in the event of a breach of any of said covenants by any Restricted Party.

          (d) The Parties each acknowledge and agree that for tax purposes, including the allocation of the Purchase Price in accordance with Section 1060 of the Code, none of the Purchase Price is being paid as consideration for the covenants contained in this Section 4.02, and the Parties agree not to report any separate consideration for the covenants for federal income tax purposes.
     4.03 Confidentiality.
          (a) Seller will, for a period of five (5) years after the Closing Date, keep confidential and protect, and will not divulge, allow access to or use in any way (i) rights to the Purchased Intellectual Property and (ii) any and all other information concerning the business and affairs of the Business that is not generally known to the public or within the industry in which Seller operates (collectively, “Confidential Information”). Seller acknowledges that such Confidential Information constitutes a unique and valuable asset of the Business. The foregoing obligations of confidentiality will not apply to any Confidential Information that subsequently becomes generally publicly known, other than as a direct or indirect result of the breach of this Agreement by Seller.
          (b) In the event that Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, such Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 4.03. If, in the absence of a protective order or the receipt of a waiver from Buyer, Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Seller may disclose the Confidential Information to the tribunal; provided, that Seller will use commercially reasonable efforts to obtain, at the request of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer designates.
          (c) Seller acknowledges that Buyer has required that Seller make the agreements in this Section 4.03 as a condition to Buyer’s willingness to consummate the transactions contemplated by this Agreement. Seller agrees that the agreements contained in this Section 4.03 are reasonable and necessary to protect the legitimate interests of Buyer and that any violation or breach of this Section 4.03 will result in irreparable injury to Buyer for which no adequate remedy would exist at law. Accordingly, in addition to any relief at law that may be available to Buyer for such violation or breach and regardless of any other provision contained in this Agreement, and without the posting of any bond or other security, Buyer will be entitled to injunctive and other equitable relief restraining such violation or breach.
     4.04 Sublicenses. Seller and Buyer will use commercially reasonable efforts to enter into the Pre-Paid Sublicense on substantially the terms set forth on Schedule 4.04(a) and the Microwave Science Sublicense prior to the Effective Time and Seller will use commercially reasonable efforts to assist Buyer in entering into a direct license with Curves, Inc. with regard to the Business (the “Curves License”) on substantially the terms set forth on Schedule 7.01(d)(ix) prior to the Effective Time. In the event that the Pre-Paid Sublicense has not been entered into as of the Effective Time, Seller and Buyer will continue to use commercially reasonable efforts to enter into such Sublicense after the Effective Time.
     4.05 Capital Projects. At or prior to the Effective Time, Seller will have paid Weaver the amounts due from Seller to Weaver for the “Oil Room Project” and the “Curves Project” as such items are defined in the Weaver Consent. For each of the “Variety Pack Project” and the “Morrison Project”, as such items are defined in the Weaver Consent, the cost for each such project shall be paid (a) by Seller if such payment is due, in the ordinary course, before the Closing Date and (b) by Buyer if such payment is due, in the ordinary course, on or after the Closing Date.
     4.06 Covenant Not to Sue. As an inducement for Buyer to enter into this Agreement, from and after the Closing Date, Seller covenants that it will not assert, and it will ensure that none of its Affiliates will assert, any claim of infringement against Buyer or any of Buyer’s Affiliates or direct or indirect customers, suppliers or distributors based upon the manufacture, use, sale, offer for sale, or importation of products (including products in development, as of the Effective Time, as evidenced by the Business Books and Records, including but not limited to the items set forth on Section 2.08(c)(ii) of the Disclosure Schedules) related to the Business as it is conducted as of the Effective Time.
     4.07 2008 Audited Statements; Stub Income Statement. Seller shall use commercially reasonable efforts to provide to Buyer no later than thirty (30) days after the Closing Date: (i) the audited statements of net assets related to the Business as of May 25, 2008, and the related profit and loss statement for the fiscal year then ended, and (ii) the profit and loss statement relating to the Business for the stub period commencing on May 26, 2008 and ending on the Closing Date.
ARTICLE V. COVENANTS OF BUYER
     5.01 Record Retention. After the Closing Date, Buyer will provide Seller and its representatives reasonable access to the Business Books and Records, during normal business hours and on reasonable prior written notice, to enable Seller to prepare tax returns and financial statements or defend any claims for indemnification made under Article IX of this Agreement. For a period of six (6) years after the Closing Date, without the prior written consent of Seller, neither Buyer nor any of its Affiliates shall dispose of or destroy any of the Business Books and Records purchased hereunder which may be relevant to any legal, regulatory or tax audit, investigation, inquiry or requirement of Seller without first offering such records to Seller.
     5.02 International Distributors. Buyer acknowledges that (i) Seller currently has international distribution arrangements with brokers, distributors and wholesalers for the sale of Products outside the United States (the “International Distributors”), including those listed on Schedule 5.02(a), in connection with the Business and (ii) Seller may be subject to liability in connection with the termination of any such International Distributor’s arrangements. As an inducement for Seller to enter into this Agreement, Buyer agrees to the following:
          (a) Buyer will indemnify Seller and its Affiliates for any Losses incurred by any such Person resulting from or arising out of Buyer’s (i) termination, during the two (2) year period commencing on the Closing Date, of (A) any agreement with any International Distributor listed on Schedule 5.02(b) (each a “Key Distributor” and, collectively, the “Key Distributors”) or (B) any arrangement or relationship that, under the applicable law of such jurisdiction, would give rise to rights in a Key Distributor or (ii) violation, during the two (2) year period commencing on the Closing Date, of any exclusivity obligation regarding the marketing or distribution of products (including products in development, as of the Effective Time, as evidenced by the Business Books and Records, including but not limited to the items set forth on Section 2.08(c)(ii) of the Disclosure Schedules) to or by a Key Distributor that existed between Seller and such Key Distributor immediately prior to the Effective Time; provided that the indemnification obligations of Buyer set forth in this Section 5.02(a) shall not apply with respect to a Key Distributor in the event that (x) Buyer has good cause to terminate such relationship for performance-related matters in accordance with applicable law, if any, in such territory or (y) exits the Business in the territory of such Key Distributor (A) pursuant to applicable law in such territory and (B) for a period of time greater than or equal to the applicable statutory period in such territory. In addition to the procedures set forth in Section 9.04, to the extent that there is a dispute as to Losses resulting from or incurred in connection with the foregoing, Seller, at its sole cost and expense, may participate with Buyer in the defense and resolution of any claim made by any Key Distributor if Seller is continuing to distribute products, other than products marketed and distributed by the Business, to or through such Key Distributor following the Effective Time.
          (b) Buyer will use commercially reasonable efforts to obtain, in any agreement it may execute with any Key Distributor after the Closing, a full and unconditional release of Seller for any liability or obligation arising as a result of the consummation of the transactions contemplated by this Agreement, including the termination of Seller’s relationship with any Key Distributor; provided that Buyer shall not be required to pay any amount to any Key Distributor or agree to any commercial or legal terms adverse to Buyer solely in order to obtain such release.
ARTICLE VI. ADDITIONAL AGREEMENTS
     6.01 Further Assurances. Upon the terms and subject to the conditions contained herein, the Parties agree (a) to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents, (b) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder or thereunder, and (c) to cooperate with each other in connection with the foregoing. From and after the Effective Time, Seller agrees to transfer to Buyer, at Buyer’s request and without compensation therefor, any asset, property, right or Intellectual Property that was used exclusively in the Business and, with respect to the to the item set forth on Section 2.08(c)(ii)(1) of the Disclosure Schedules, intended to be used exclusively in the Business as intended by Seller prior to the Closing Date, that was not otherwise transferred at the Closing; provided that, for the avoidance of doubt, such obligation shall not apply to any items identified in Section 2.16(a), (b) or (c) of this Agreement or in Section 2.16 of the Disclosure Schedules. In addition, Seller agrees to provide to Buyer a royalty-free, non-exclusive, irrevocable, worldwide license to make, use, or have made or used, sell and import any ingredient or formula for use in the microwave popcorn business, in each case, which ingredient or formula (a) is used by Seller in the conduct of the Business as of the Closing Date, (b) is material to the Business as conducted by Seller as of the Closing Date, (c) is not used exclusively in the Business by Seller as of the Closing Date, and (d) the license or sublicense for which has been requested by Buyer, based on its review of the operations of the Business as conducted immediately prior to the Closing Date by Seller, during the period commencing at the Effective Time and ending on the one-year anniversary of the Closing Date. Each Party hereto shall promptly inform the other of any material communication and requests for information from any governmental or regulatory authority regarding any of the transactions contemplated hereby and thereby and shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other Parties, appropriate responses to any such communication.
     6.02 Transitional Use of Packaging UPC Codes. Subject to the restrictions set forth below, Buyer shall have a limited right to use the packaging UPC codes that, as of the Closing Date, appear on the existing Product packaging of the Business (“UPC Codes”); provided, however, that (a) the scope of the right is limited to utilizing the UPC Codes on Product packaging, provided, however, that no Product packaging bearing any of the UPC Codes shall be shipped by or on behalf of Buyer on or after the one (1) year anniversary of the Closing Date, (b) Buyer shall have the right to manufacture Product packaging that utilizes any of the UPC Codes for a period of six (6) months after the Closing Date (subject to the limitation set forth in clause (a) above) and (c) Buyer shall not use the UPC Codes in any other manner without the prior written consent of Seller. The limited license contained in this paragraph shall expire on the one (1) year anniversary of the Closing Date.
     6.03 Settlement of Accounts Receivable, Liabilities and Pre-Paid Amounts.
          (a) Seller and Buyer shall cooperate in good faith in order to ensure that Seller, on the one hand, and Buyer, on the other, receive payment of their respective accounts receivable of their respective businesses arising after the Closing Date. To the extent that either Buyer, on the one hand, or Seller, on the other, receives payment of receivables owed to another Party, Buyer and Seller agree promptly (within ten (10) calendar days) to remit the proceeds to the designated bank account of Seller or Buyer, as appropriate.
          (b) Seller, on the one hand, and Buyer, on the other, shall cooperate in good faith in order to ensure that (i) Seller pays, assumes and is responsible for the Excluded Liabilities and (ii) Buyer pays, assumes and is responsible for the Assumed Liabilities.
          (c) The assets set forth on Schedule 6.03(c) attached hereto are referred to herein as the “Pre-Paid Assets.” The amounts referred to in this Section 6.03(c) (the “Pre-Paid Amounts”) shall be paid in accordance with the following:
     (i) At the Closing, Buyer shall pay to Seller, in cash, the pre-payment amounts listed on the attached Schedule 6.03(c) for (a) the Seed Pre-Payment, (b) the Co-Pack Pre-Payment and (c) the Pre-Paid Sublicense, provided, however, that if the Pre-Paid Sublicense is not executed as of the Effective Time, such payment shall be made only upon execution of the Pre-Paid Sublicense by Buyer.

     (ii) At the Closing, Buyer shall pay to Seller, in cash, the Estimated Pre-Paid Corn Amount set forth on Schedule 6.03(c). The Final Pre-Paid Corn Amount shall be determined in accordance with the same procedures as are set forth in Section 1.04, with the following changes:
     (A) Instead of preparing an Inventory Statement, Seller shall prepare a statement of raw material corn inventory (the “Corn Statement”), based on the physical count to be done in accordance with the procedures set forth in Schedule 1.04, which statement shall calculate the value of the actual Pre-Paid Corn Amount (i.e., after subtracting the value of the Guaranteed Corn Amount);
     (B) Instead of comparing the Inventory Amount to the Target Inventory Amount on the Inventory Statement, Seller shall compare the actual Pre-Paid Corn Amount to the Estimated Pre-Paid Corn Amount (such difference, whether positive or negative, being hereinafter referred to as the “Pre-Paid Corn Adjustment”);
     (C) Instead of determining the Final Purchase Price, the procedures set forth in Section 1.04 shall be used to determine the recalculated Pre-Paid Corn Amount, based on the Pre-Paid Corn Adjustment (whether positive or negative, the “Final Pre-Paid Corn Amount”); and
     (D) Instead of adjusting based on a $200,000 collar, whether positive or negative, the Pre-Paid Corn Adjustment shall be on a dollar for dollar basis.
     6.04 Transfer Taxes. Any documentary, stamp, transfer, sales, use, registration and other such Taxes (as defined in Schedule 1.01(d)) and any conveyance fees, recording charges and other fees and charges (collectively, “Transfer Taxes”) incurred in connection with this Agreement, and any penalties or interest with respect to the Transfer Taxes shall be paid one-half each by Buyer and Seller. Seller, at its own expense, shall prepare and file all necessary Tax returns and other documentation with respect to such Transfer Taxes, and shall provide a copy of such Tax returns to Buyer, and, if required by applicable laws, Buyer shall join in the execution, and otherwise use commercially reasonable efforts to cooperate in the preparation of, any such Tax returns and documentation.
     6.05 HSR Act and Foreign Laws.
          (a) Each of the Parties will file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice under the HSR Act, will meet (with their legal and other advisors, as appropriate) with regulators on an as-needed basis, will use commercially reasonable efforts to obtain, and to cooperate with the other party to obtain, a waiver from the applicable waiting period and will make any further filings, supply additional documentation and provide additional information pursuant thereto that may be necessary, proper, or advisable in connection therewith.
          (b) Each of the Parties will file any forms or related material that it may be required to file in connection with any applicable foreign merger control or competition laws.
          (c) Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), it is expressly understood and agreed that: (i) Buyer shall not have any obligation to litigate or contest (other than as described in Section 6.05(a)) any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) Buyer shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for (1) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Buyer or any of its Affiliates or the Purchased Assets or (2) the imposition of any limitation or regulation on the ability of Buyer or any of its Affiliates to freely conduct their business or own such assets.
     6.06 Transitional Trademark License.
          (a) Subject to the restrictions set forth below, Buyer shall have a limited right to continue using any Seller trademarks, trade names or trade dress (including, e.g., Box Tops for Education) (the “GMI Marks”) that, as of the Closing Date, appear on any Inventory (including Product packaging and any already-printed marketing and advertising materials); provided, however, that (a) the right to use the GMI Marks is non-exclusive, (b) Buyer shall not make packaging changes or packaging keyline changes that include any such GMI Marks after the Closing Date on any particular package, advertisement, or other item, (c) Buyer shall not produce any new packaging using the GMI Marks after the date that is ninety (90) days after the Closing Date, and any such packaging produced by Buyer during such 90-day period shall be identical in all respects to the existing Product packaging, (d) the scope of the right is limited to selling or distributing such Inventory without modifying such GMI Marks, (e) Buyer shall maintain the current quality standards of the Business for all Products and materials on which the GMI Marks appear, and (f) Buyer shall not use such GMI Marks in any other manner without the prior written consent of Seller. The limited license rights contained in this Section 6.06(a) shall expire six (6) months from the Closing Date. For the avoidance of doubt, neither the Purchased Intellectual Property nor the rights to use certain Seller UPC codes granted to Buyer pursuant to, and in accordance with the terms of, Section 6.02 shall be subject to this Section 6.06.
          (b) Subject to the restrictions set forth below, Seller and its Affiliates shall have a limited right to continue using the trademarks, trade names or trade dress that are part of the Purchased Assets (the “Transferred Marks”) that, as of the Closing Date, appear on any Products, web sites, advertising or other materials of Seller or its Affiliates (the “Marked Materials”); provided, however, that (a) the right to use Transferred Marks is non-exclusive, (b) Seller and its Affiliates shall remove all such Transferred Marks from all materials (including packaging) and, thereby, cease use of the Transferred Marks as soon as possible, but in no event later than the earlier of (i) six (6) months from the Closing Date, or (ii) for any particular package, advertisement, or other item, the first re-printing in which changes can reasonably be made, (c) the scope of the right is limited to selling or distributing such Marked Materials without modifying such Transferred Marks, (d) Seller and its Affiliates shall maintain their current quality standards for all Products and materials on which the Transferred Marks appear, and (e) Seller and its Affiliates shall not use such Transferred Marks in any other manner without the prior written consent of Buyer.
          (c) Notwithstanding the foregoing, Seller, its Affiliates and their respective licensees shall have the limited right to continue to use any Transferred Marks that, as of the Closing Date, are included in the “Merchandise Licenses” as set forth on Section 2.08 of the Disclosure Schedules, but only for the specific licensed products (and related advertising and promotional material) permitted under such Merchandise Licenses, and only for the remaining terms of such Merchandise Licenses. Seller and its Affiliates shall retain all royalties collected under the Merchandise Licenses.
     6.07 Further Actions. At Buyer’s request and at Buyer’s expense, Seller agrees to take, or cause to be taken, all actions and to do or cause to be done, all things necessary, proper or advisable to enforce its rights under the Settlement Agreement on behalf of Buyer; provided that Buyer remains in compliance with its obligations thereunder, other than with respect to Buyer’s receipt of the assignment of the Settlement Agreement contemplated hereby.
ARTICLE VII. CLOSING CONDITIONS
     7.01 Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or before the Closing. To the extent permitted by applicable law, Buyer, in its sole discretion, may elect to waive, in whole or in part, any of the following conditions:
          (a) The representations and warranties of Seller set forth in Article II that are qualified as to materiality, or in Sections 2.01, 2.02 and 2.03, shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement, and as of the Closing with the same force and effect as if made on and as of the Closing (except to the extent expressly made as of a particular date, in which case, solely as of such date);
          (b) Seller shall have performed, in all material respects, each of the covenants and agreements required to be performed and complied with by Seller under this Agreement prior to the Closing;
          (c) The waiting period applicable to the consummation of the transaction contemplated by this Agreement under the HSR Act shall have expired or been terminated;
          (d) Seller shall have delivered, or caused to be delivered, to Buyer all of the following:

     (i) a certificate, duly executed by an officer of Seller and dated as of the Closing Date, certifying that, to such officer’s knowledge, the conditions set forth in Sections 7.01(a) and (b) have been satisfied or waived;
     (ii) the Bill of Sale, set forth on Exhibit B, duly executed by Seller and/or one of its wholly owned subsidiaries;
     (iii) the Assignment and Assumption Agreement between Buyer and Seller (the “Assignment and Assumption”), set forth on Exhibit C, duly executed by Seller and/or one of its wholly owned subsidiaries;
     (iv) the Domain Name Transfer Agreement, Patent Assignment Agreement and Trademark Assignment Agreement, set forth on Exhibits G-1, G-2 and G-3 (together evidencing the transfer of the Purchased Intellectual Property to Buyer), duly executed by Seller;
     (v) a transition services agreement between Seller and Buyer in the form attached hereto as Exhibit A (the “Transition Services Agreement”) duly executed by Seller;
     (vi) the Business Books and Records to be delivered at Closing pursuant to the terms of the Transition Services Agreement;
     (vii) consents and releases from all Persons to discharge any Encumbrance (other than Permitted Encumbrances) on the Purchased Assets or the Business that are listed on Schedule 7.01(d)(vii);
     (viii) the Limited Warranty Deed (with respect to the transfer of the Building) by and between Seller and Buyer, in the form attached hereto as Exhibit D, duly executed by Seller;
     (ix) the Curves License, on substantially the terms set forth on the attached Schedule 7.01(d)(ix);
     (x) the Microwave Science Sublicense between Buyer and Seller, set forth on Exhibit E, duly executed by Seller;
     (xi) the Sucralose License between Seller and Buyer, set forth on Exhibit F, duly executed by Seller; and
     (xii) such other documents and instruments as are reasonably necessary to effectuate or evidence the transactions contemplated by this Agreement.
          (e) No action, suit, or proceeding shall be threatened or pending before any court or quasi-judicial or administrative agency of any non-U.S. or any U.S. federal, state or local jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, if successful, (A) prevent consummation of the transactions contemplated hereby, or (B) materially adversely affect the Business or the Purchased Assets; and

          (f) There shall not have occurred any Material Adverse Effect.
     7.02 Conditions to Seller’s Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or before the Closing. To the extent permitted by applicable law, Seller, in its sole discretion, may elect to waive, in whole or in part, any of the following conditions:
          (a) The representations and warranties of Buyer set forth in Article III that are qualified as to materiality, or in Sections 3.01, 3.02 or 3.03, shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement, and as of the Closing with the same force and effect as if made on and as of the date of this Agreement, and as of the Closing with the same force and effect as if made on and as of the Closing (except to the extent expressly made as of a particular date, in which case, solely as of such date);
          (b) Buyer shall have performed, in all material respects, each of the covenants and agreements required to be performed and complied with by Buyer under this Agreement prior to the Closing;
          (c) The waiting period applicable to the consummation of the transaction contemplated by this Agreement under the HSR Act shall have expired or been terminated; and
          (d) Buyer shall have delivered, or caused to be delivered, to Seller all of the following:
     (i) the Purchase Price;
     (ii) the Pre-Paid Amounts;
     (iii) a certificate, duly executed by an officer of Buyer and dated as of the Closing Date, certifying that, to such officer’s knowledge, the conditions set forth in Sections 7.02(a) and (b) have been satisfied or waived;
     (iv) countersignatures to any deliverables referenced in Section 7.01(d) to the extent required by such deliverables; and
     (v) such other documents and instruments as are reasonably necessary to effectuate or evidence the transactions contemplated by this Agreement.
ARTICLE VIII. TERMINATION
     8.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:
          (a) by the mutual written consent of Buyer and Seller;
          (b) by Buyer if there has been a material breach on the part of Seller of the representations and warranties or covenants set forth in this Agreement (provided that such breach is not the result of any breach of any covenant, representation or warranty of Buyer), which breach has not been cured within thirty (30) days following Seller’s receipt of written notice of such breach, and such breach renders the conditions set forth in Section 7.01 incapable of being satisfied;
          (c) by Seller if there has been a material breach on the part of Buyer of the representations and warranties or covenants set forth in this Agreement (provided that such breach is not the result of any breach of any covenant, representation or warranty of Seller), which breach has not been cured within thirty (30) days following Buyer’s receipt of written notice of such breach, and such breach renders the conditions set forth in Section 7.02 incapable of being satisfied;
          (d) by either Party if there shall be any law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or if any judgment, injunction, order or decree enjoining either Party from consummating the transactions contemplated by this Agreement is entered and such judgment, injunction, order or decree shall become final and nonappealable; or
          (e) by either Party if the transactions contemplated by this Agreement have not been consummated by October 31, 2008 or such other date, if any, as the Parties shall mutually agree upon in writing; provided, however, that no Party shall be entitled to terminate this Agreement pursuant to this Section 8.01(e) if such Party’s willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby.
     8.02 Effect of Termination. In the event of any termination of this Agreement as provided in Section 8.01, all provisions of this Agreement shall terminate and there shall be no liability on the part of Buyer or Seller; provided, however, that Article X hereof shall survive indefinitely; and provided further, that the Parties shall remain liable for intentional and material breaches of any representations, warranties and covenants prior to the time of such termination.
ARTICLE IX. SURVIVAL; INDEMNIFICATION
     9.01 Survival of Indemnification Obligations. The representations and warranties contained in Articles II and III hereof shall survive the Closing Date for a period of 18 months thereafter, provided that the representations and warranties contained in Section 2.01 (Formation and Corporate Power), Section 2.02 (Execution, Delivery; Valid and Binding Agreement), Section 2.12 (Brokerage), Section 3.01 (Formation and Corporate Power), Section 3.02 (Execution, Delivery; Valid and Binding Agreement); Section 3.07 (Brokerage) and Section 3.08 (Acknowledgements by Buyer) shall continue in full force and effect forever. Seller’s indemnification obligations with respect to Excluded Liabilities (set forth in Section 9.02(a)(iii)), on the one hand, and Buyer’s indemnification obligations with respect to (a) Assumed Liabilities (set forth in Section 9.03(a)(iii)) and (b) International Distributors (set forth in Section 5.02(a)), on the other, shall continue in full force and effect forever. The covenants and agreements of the Parties contained in this Agreement shall survive the Closing indefinitely or for such other shorter period as is explicitly set forth therein, except that for such covenants and agreements that survive for such shorter period, indemnification for breaches thereof shall survive for a period of eighteen (18) months after the date of such breach. Any matter as to which a Notifying

Party has asserted a claim for indemnity pursuant to this Article IX during the applicable survival period specified in this Section 9.01, which is pending or unresolved at the end of the applicable survival period, shall continue to be covered by this Article IX until such matter is finally terminated or otherwise resolved by the Parties or by arbitration, pursuant to Section 9.06 hereto, and any amounts payable hereunder are finally determined and paid.
     9.02 Indemnification by Seller
          (a) Subject to the limitations contained in this Article IX, Seller hereby agrees to indemnify Buyer and its officers, directors, employees, agents and shareholders in his, her or its capacity as such (collectively, the “Buyer Indemnified Parties”) and defend and hold them harmless against any loss, liability, deficiency, damage, fine, penalty, expense or cost, including settlement costs, court costs and the reasonable expenses of legal counsel (which shall be limited to one primary law firm and, where applicable, one law firm as local counsel per indemnifiable matter) (but excluding incidental, special, consequential, exemplary, punitive, lost profits and any other similar types of damages, except to the extent such damages are paid to a third party following a final adjudication or dispute resolution) (collectively, “Losses”), which the Buyer Indemnified Parties may suffer, sustain or become subject to from and after the Closing Date, as a result of (i) any breach of any of the representations and warranties of Seller contained in Article II of this Agreement as of the date of this Agreement or as of the Closing Date; provided that, for indemnification with respect to a breach as of the Closing Date, the breached representation or warranty must be materially breached as of the Closing Date, (ii) any breach of, or failure to perform, any agreement or covenant of Seller contained in this Agreement or (iii) any Excluded Liability (collectively, “Buyer Losses”).
          (b) No claim for indemnification under Section 9.02(a)(i) shall be made by a Buyer Indemnified Party with respect to any breach resulting in an individual item of Loss, or related items of Losses arising out of the same facts and circumstances, unless and until the amount of such Losses suffered by the Buyer Indemnified Parties exceeds $25,000 (the “Threshold”), at which point a claim can be made for the entire amount of such Losses. Further, no individual item which is less than the Threshold, or series of related items which in the aggregate are less than the Threshold, shall be considered when determining whether the Deductible has been exceeded. Notwithstanding the foregoing, the Threshold shall not apply to any claim for Indemnification resulting from any claim under Sections 2.01, 2.02 and 2.06(a), any Excluded Liability or any Purchase Price Adjustment (collectively, the “Unlimited Indemnification Claims”), and all Losses claimed for Unlimited Indemnification Claims shall be indemnified by Seller pursuant to this Section 9.02.
          (c) No claim for indemnification under Section 9.02(a)(i) shall be made by a Buyer Indemnified Party unless and until the aggregate amount of all Losses incurred or suffered by the Buyer Indemnified Parties exceeds $500,000 (the “Deductible”). In the event that the aggregate amount of all Losses of all Buyer Indemnified Parties exceeds the Deductible, such Buyer Indemnified Parties shall be entitled to indemnification for any Losses under Article IX only for the amount by which the aggregate amount of all such Losses exceeds the Deductible. Notwithstanding anything set forth in this Section 9.02(c) to the contrary, the Deductible shall not apply to Losses for Unlimited Indemnification Claims.

          (d) The maximum aggregate obligation of Seller to indemnify the Buyer Indemnified Parties for Buyer Losses under Section 9.02(a)(i) shall not exceed $20,000,000 (the “Cap”). Notwithstanding anything set forth in this Section 9.02(d) to the contrary, the Cap shall not apply to Losses for Unlimited Indemnification Claims.
     9.03 Indemnification by Buyer.
          (a) Subject to the limitations contained in this Article IX, Buyer agrees to indemnify Seller and each of its officers, managers, directors, employees, agents, shareholders and Affiliates (collectively, the “Seller Indemnified Parties”) and hold them harmless against any Losses which the Seller Indemnified Parties may suffer, sustain or become subject to as a result of (i) any breach of any of the representations and warranties of Buyer contained in Article III of this Agreement as of the date of this Agreement or as of the Closing Date; provided that, for indemnification with respect to a breach as of the Closing Date, the breached representation or warranty must be materially breached as of the Closing Date, (ii) any breach of, or failure to perform, any agreement of Buyer contained in this Agreement or (iii) any Assumed Liability (collectively, “Seller Losses”).
          (b) No claim for indemnification under Section 9.03(a)(i) shall be made by a Seller Indemnified Party with respect to any breach resulting in an individual item of Loss, or related items of Losses arising out of the same facts and circumstances, unless and until the amount of such Losses suffered by the Seller Indemnified Parties exceeds the Threshold, at which point a claim can be made for the entire amount of such Loss or Losses. Further, no individual item which is less than the Threshold, or series of related items which in the aggregate are less than the Threshold, shall be considered when determining whether the Deductible has been exceeded.
          (c) No claim for indemnification under Section 9.03(a)(i) shall be made by a Seller Indemnified Party unless and until the aggregate amount of all Losses incurred or suffered by the Seller Indemnified Parties exceeds the Deductible. In the event that the aggregate amount of all Losses of all Seller Indemnified Parties exceeds the Deductible, such Seller Indemnified Parties shall be entitled to indemnification for any Losses under Article IX only for the amount by which the aggregate amount of all such Losses exceeds the Deductible.
          (d) The maximum aggregate obligation of Buyer to indemnify the Seller Indemnified Parties for Seller Losses under Section 9.03(a)(i) shall not exceed the Cap.
     9.04 Method of Asserting Claims. As used herein, an “Indemnified Party” shall refer to a “Buyer Indemnified Party” or “Seller Indemnified Party” as applicable, the “Notifying Party” shall refer to the party hereto whose Indemnified Parties are entitled to indemnification hereunder, and the “Indemnifying Party” shall refer to the party hereto obligated to indemnify such Notifying Party’s Indemnified Parties.
          (a) Third Party Claims. In the event that any of the Indemnified Parties is entitled to indemnification with respect to a Loss arising from any action or proceeding, judicial or administrative, instituted by any third party for which the liability or the costs or expenses are Losses (any such third party action or proceeding being referred to as a “Claim”), the Notifying

Party shall give the Indemnifying Party prompt notice thereof. The failure to give such notice shall not affect any Indemnified Party’s ability to seek indemnification unless the Indemnifying Party demonstrates that such failure has materially and adversely affected the Indemnifying Party’s ability to defend successfully a Claim. The Indemnifying Party shall be entitled to contest and defend such Claim by delivering notice of its intention to the Notifying Party within twenty one (21) days after the Notifying Party’s notice of such Claim. The Notifying Party shall be entitled at any time, at its own cost and expense (which cost and expense shall not constitute a Loss unless specifically authorized by the Indemnifying Party or unless the Notifying Party reasonably determines that the Indemnifying Party is not adequately representing or, because of a conflict of interest, may not adequately represent, any interests of the Indemnified Parties, and only to the extent that such expenses are reasonable), to participate in such contest and defense and to be represented by attorneys of its or their own choosing. If the Notifying Party elects to participate in such defense, the Notifying Party shall cooperate with the Indemnifying Party in the conduct of such defense. Neither the Notifying Party nor the Indemnifying Party may concede, settle or compromise any Claim without the consent of the other party, which consents shall not be unreasonably delayed or withheld.
          (b) Direct Claims. In the event any Indemnified Party should have a claim against any Indemnifying Party that does not involve a Claim, the Notifying Party shall deliver a notice of such claim with reasonable promptness to the Indemnifying Party. If the Indemnifying Party notifies the Notifying Party that it does not dispute the claim described in such notice or fails to notify the Notifying Party within thirty (30) days after delivery of such notice by the Notifying Party whether the Indemnifying Party disputes the claim described in such notice, the Loss in the amount specified in the Notifying Party’s notice shall be conclusively deemed a liability of the Indemnifying Party and, subject to the limitations set forth in Section 9.02 or 9.03, as applicable, the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Notifying Party shall proceed in good faith to negotiate a resolution of such dispute. If the dispute is not resolved through such negotiations within sixty (60) days after the delivery of the Notifying Party’s notice of such claim (the “Resolution Period”), the Notifying Party shall be entitled to seek resolution of such claim by seeking arbitration pursuant to the provisions of Section 9.06 hereto. Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall pay the amount of any such Loss no later than ten (10) business days following the determination of the Indemnifying Party’s liability (whether such determination is made pursuant to the procedures set forth in this Section 9.04(b), by agreement between the Indemnifying Party and the Notifying Party or by final resolution of the Notifying Party’s arbitration claim).
          (c) Sole Remedy. After the Closing, the rights set forth in this Article IX, in Section 1.04, Section 5.02 and in Section 6.03 shall be each Party’s sole and exclusive remedies against the other Parties hereto for breach of any representation, warranty or covenant contained in this Agreement, other than an action for specific performance. Notwithstanding the foregoing, nothing herein shall prevent any of the Indemnified Parties from bringing an action based upon allegations of (i) fraud or (ii) willful breach with the intent to cause harm to the other Party, in each case, in connection with this Agreement.

          (d) Any indemnification payable under this Article IX shall be, to the extent permitted by law, an adjustment to the Purchase Price.
     9.05 Certain Additional Limitations on Indemnification Obligations.
          (a) Notwithstanding any other provision in this Agreement to the contrary, neither Seller nor its successors and assigns shall have any liability for, and a Buyer Indemnified Party shall not be entitled to bring any indemnification claim against Seller or its successors or assigns for, a Loss, to the extent that the amount thereof was the basis of an adjustment made to the Purchase Price pursuant to Section 1.04 hereof.
          (b) All Losses recoverable by an Indemnified Party shall be net of insurance proceeds actually received and any amounts such Indemnified Party actually recovers from third parties.
          (c) If an Indemnifying Party hereunder indemnifies an Indemnified Party pursuant to Section 9.02(a) or 9.03(a) with actual payments in respect of incidental, special, consequential, exemplary, punitive, lost profits or any other similar types of damages paid by the indemnified party to a third party following a final adjudication or dispute resolution and such adjudication or dispute resolution is subsequently appealed or reversed such that such damages are not paid to the third party or are reimbursed to the Indemnified Party by the third party, such Indemnified Party shall remit the indemnification payment back to the Indemnifying Party up to the amount so indemnified and either not paid or reimbursed.
     9.06 Arbitration. Any dispute arising out of, relating to, or in connection with this Agreement shall be submitted to mandatory, final and binding arbitration before J.A.M.S. or its successor (“J.A.M.S.”) pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq., and any such arbitration shall be conducted in Chicago, Illinois. If J.A.M.S. ceases to provide arbitration service, then the term “J.A.M.S.” shall thereafter mean and refer to the American Arbitration Association (“AAA”). Either Buyer or Seller may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with J.A.M.S. and delivering a copy of such demand to the other party to this Agreement in accordance with Section 10.04. The arbitration shall be conducted in accordance with the provisions of J.A.M.S’ Streamlined Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration (or, if J.A.M.S. then means the AAA, the commercial arbitration rules of the AAA then in effect), subject to the provisions of this Section 9.06. Other than as expressly set forth in this Article IX, the applicable statutes of limitation and/or other time-based defenses shall be available to the parties, and applicable to disputes between the parties, as if this were an action filed in a court of competent jurisdiction. The parties shall cooperate with J.A.M.S. and with each other in promptly selecting an arbitrator from J.A.M.S.’ panel of neutrals and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. Notwithstanding anything to the contrary herein, either party may seek injunctive relief in a court of competent jurisdiction to prevent irreparable harm from occurring prior to the selection of the arbitrator. The parties covenant that they shall participate in the arbitration in good faith. The provisions of this Section 9.06 may be enforced by any court of competent jurisdiction, and the arbitrator may, in his or her discretion, award the prevailing party its costs, fees and expenses, including attorneys’ fees incurred in connection with the arbitration; provided that, (a) if such costs, fees and expenses are determined by the arbitrator to constitute an indemnifiable Loss hereunder, then the party responsible for indemnifying for such Losses shall be responsible to do so and (b), if such costs, fees and expenses are not determined by the arbitrator to constitute an indemnifiable Loss hereunder, and the arbitrator has not awarded the prevailing party its costs, fees and expenses, then each party shall bear its own fees, costs and expenses (including 50% of the fees, costs and expenses of the arbitrator). Judgment upon the award rendered by the arbitrator may be entered in any court having competent jurisdiction.
ARTICLE X. MISCELLANEOUS
     10.01 Press Releases and Announcements. No Party hereto shall issue any press release (or make any other public announcement) related to this Agreement or the transactions contemplated hereby without prior written approval of the other Party hereto, except as may be necessary to comply with the requirements of this Agreement or applicable law. If any such press release or public announcement is so required, the Party making such disclosure shall consult with the other Party prior to making such disclosure, and the Parties shall use their best efforts, acting in good faith, to agree upon a text for such disclosure which is satisfactory to each Party.
     10.02 Expenses. Except as otherwise expressly provided for herein, Seller, on the one hand, and Buyer, on the other, shall pay all of their own expenses (including attorneys’ and accountants’ fees) in connection with the negotiation of this Agreement, the performance of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby (whether consummated or not).
     10.03 Amendment and Waiver. This Agreement may not be amended or waived except in a writing executed by the Party against which such amendment or waiver is sought to be enforced. No course of dealing between or among any persons having any interest in this Agreement shall be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.
     10.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) if delivered personally, effective when delivered, or (b) if delivered by overnight courier service, effective when delivered, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
     Notices to Buyer:
Diamond Foods, Inc.
1050 South Diamond Street
Stockton, CA 95205
Attention: Vice President and General Counsel
With a copy to:

Fenwick & West LLP
555 California Street – 12th Floor
San Francisco, CA 94104
Attention: Douglas N. Cogen
     Notices to Seller:
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
Attention: Executive Vice President and General Counsel
With a copy to:
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
Attention: Robert A. Rosenbaum
     10.05 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party hereto without the prior written consent of the other Parties hereto.
     10.06 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
     10.07 Disclosure Schedules. Matters set forth in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes, and the Disclosure Schedules do not necessarily include other matters of a similar nature. Nothing in this Agreement or in the Disclosure Schedules constitutes an admission that any information disclosed, set forth or incorporated by reference in the Disclosure Schedules or in this Agreement is material, constitutes a material adverse effect or is otherwise required by the terms of this Agreement to be so disclosed, set forth or incorporated by reference. All information and disclosures contained in the Disclosure Schedules are made as of the date of this Agreement and their accuracy is confirmed only as of such date and not at any time thereafter.
     10.08 No Third Party Beneficiaries. Nothing expressed or referred to in this Agreement confers any rights or remedies upon any Party that is not a party or permitted assign of a Party to this Agreement.

     10.09 Governing Law. The internal law, without regard for conflicts of laws principles, of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.
     10.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.
     10.11 Specific Performance. Each of the Parties acknowledges and agrees that the subject matter of this Agreement, including the Business and the Purchased Assets, is unique, that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other Party not in default or in breach. Accordingly, each of the Parties agrees that the other Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity. The Parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.
     10.12 Complete Agreement. This Agreement (including the attached Schedules, Disclosure Schedules and Transaction Documents) contains the complete agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way.
     10.13 Construction. The Parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In addition, each of the Parties acknowledges that it is sophisticated and has been advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any law will be deemed to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The headings preceding the text of articles and sections included in this Agreement and the headings to the schedules and exhibits are for convenience only and are not to be deemed part of this Agreement or given effect in interpreting this Agreement. References to sections, articles, schedules or exhibits are to the sections, articles, schedules and exhibits contained in, referred to or attached to this Agreement, unless otherwise specified. The word “including” means “including without limitation.” The use of the masculine, feminine or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement.
     10.14 Counterparts. This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same instrument.
     10.15 Time is of the Essence. The Parties hereby expressly acknowledge and agree that time is of the essence for each and every provision of this Agreement.
(Remainder of page intentionally left blank; signature page follows)

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

DIAMOND FOODS, INC.

By: Name:	/s/ Steven Neil Steven Neil
Title:	Chief Financial and Administrative Officer

GENERAL MILLS, INC.

By: Name:	/s/ Daniel I. Malina Daniel I. Malina
Title:	Vice President